

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 15, 2008

Mr. Edmond Forister, Chief Executive Officer
Georgia International Mining Corporation
2601 E. Turquoise Drive
Phoenix, AZ 85028

> **Re:** **Georgia International Mining Corporation**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **File No. 0-52482**

Dear Mr. Forister:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief